CBTX, INC.

9 Greenway Plaza, Suite 110

Houston, Texas 77046

Via EDGAR

November 3, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Lin, Staff Attorney

Re:	CBTX, Inc.
Registration Statement on Form S-1 (as amended)
File No. 333-220930

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CBTX, Inc., a Texas corporation (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-220930) be accelerated by the U.S. Securities and Exchange Commission to 4:00 p.m., Eastern Time, on November 7, 2017, or as soon as practicable thereafter. By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

The Company hereby authorizes Justin Long of Norton Rose Fulbright US LLP to orally modify or withdraw this request for acceleration. Please contact Mr. Long at (512) 536-2460 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Respectfully,

CBTX, Inc.

By:	/s/ Robert R. Franklin, Jr.
Name:	Robert R. Franklin, Jr.
Title:	Chairman, President and Chief Executive Officer

cc:             Justin M. Long, Norton Rose Fulbright US LLP